FILE No.
82-3874

NSON
REEK
RESOURCES LTD.
SUITE 500, 926 - 5 AVE. S.W.
CALGARY, AB T2P 0N7 CANADA
TEL: (403) 233-0464
FAX: (403) 266-2606
www.gold.ca MCK:CDNX

02049285

SUPPL

July 18, 2002

SEC MAIL PROCESSING
RECEIVED
JUL 3 0 2002
WASH. D.C. 164 SECTION

United States Securities
& Exchange Commission
Washington, DC
20549
USA

Dear Sirs:

RE: Foreign Private Issuer Exemption File No. 82-3874
News Release Dated July 18, 2002

Please find enclosed 3 copies of the news release listed above.

Yours very truly,

MANSON CREEK RESOURCES LTD.

B. O'Neill

BARBARA O'NEILL

PROCESSED
AUG 3 0 2002
THOMSON
FINANCIAL

P

dlo 8/28

MANSON CREEK RESOURCES LTD.

FILE No. 82-3874

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606

NEWS RELEASE

JULY 18, 2002

News Release: **02-04**

Trading Symbol: TSX-MCK
12g3-2(b) File No. 82-3874

For Further Information Contact: **James Devonshire or Jean Pierre Jutras at 1.403.233.0464**

Yukon Program Update

Manson Creek Resources Ltd. ("Manson") is pleased to provide an update on its Yukon exploration project at the completion of the first phase drilling program on its Tanner, JRS and Rusty properties.

A total of 6 drill holes were successfully completed during the period from June 15th to July 11th and as specified below. An initial 231 samples from core and a further 25 surface (grab) samples have been sent to ALS Chemex in Vancouver for assay at this time.

TANNER Property

Two drill holes totaling 306 meters were drilled roughly 750 meters apart to test the 4.4 km long airborne conductivity anomaly identified in 2001. Three strongly gossanous creeks had been identified in 2000 along the strike of the conductivity anomaly. In both drill holes, geological features consistent with a sedimentary exhalative (SEDEX) style environment were observed. These features include the widespread presence of bedded barite and pyrite mineralization as well as significant intersections of synsedimentary breccias in graphitic shales representative of a relatively quiet, reducing sedimentary basin with the presence of submarine hydrothermal activity. 155 samples of the Tanner core were taken and sent to the lab for assay.

Based on the geological elements observed in the core, the Tanner property was extended by the staking of a further 70 claims to the east to cover a further significant gossan occurrence located approximately 7 km down strike of the Tanner gossans, in a similar surface geological context. Previous work conducted in 1991 on behalf of Kennecott Canada Inc. near the newly staked gossan returned elevated zinc values which ranged up to 10% zinc in shales, up to 4,800 ppm zinc (0.48%) in soil samples and 26,000 ppm (2.6%) in silt samples. The area, like the Tanner target, was never historically drill tested.

JRS Property

Three drill holes totaling 385 meters were drilled from two locations approximately 130 meters apart on the property. Drilling was conducted to test possible sources for strong gossans and high geochemical stream sediment anomalies occurring near the head of a small stream. The target at JRS consisted of Marg style volcanogenic massive sulphide (VMS) mineralization. Geological elements observed in core and consistent with the exploration model include the presence of volcanic rocks (mafic tuffs and possible flows), bedded barite, siliceous exhalative or chert units as well as abundant quartz-sericite-clay-pyrite alteration similar to the quartz-sericite schist footwall of the mineralization at Marg. A total of 73 samples of JRS core were taken and sent to the lab.

RUSTY Property

The drill target at Rusty consisted of a large, unexplained airborne geophysical conductivity anomaly in an area largely previously unmapped. Field mapping established that the anomaly was probably due to a graphitic contact zone related to a large gabbro intrusion in a shale sequence. The anomaly was downgraded and only one of the planned two drill holes was completed. The drill hole confirmed that a graphitic, brecciated and silicified contact is a probable explanation for the geophysical anomaly. Small amounts of pyrite, chalcopyrite, sphalerite and possible galena were observed near the contact and 3 samples from this zone were sent for assay.

Upcoming Results

A further update will be released when all assay results have been received, compiled and interpreted. At the present time, this exercise is expected to take from 6 to 8 weeks.

The 2002 exploration team on this project consisted of Dr. Shane Ebert (B. Sc, PhD Geology), Regan Chernish (B.Sc. Geology, P.GEOL) and Jean-Pierre Jutras (B.Sc Hons Geology, P.GEOL.). The Qualified Person responsible for the design, implementation and supervision of the program as well as the preparation of this exploration update was Jean-Pierre Jutras, P.Geol.

"James Devonshire"

James Devonshire
President and Director

MANSON CREEK RESOURCES LTD.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606

NEWS RELEASE

JULY 18, 2002

News Release: **02-04**

Trading Symbol: TSX-MCK
12g3-2(b) File No. 82-3874

For Further Information Contact: **James Devonshire or Jean Pierre Jutras at 1.403.233.0464**

Yukon Program Update

Manson Creek Resources Ltd. ("Manson") is pleased to provide an update on its Yukon exploration project at the completion of the first phase drilling program on its Tanner, JRS and Rusty properties.

A total of 6 drill holes were successfully completed during the period from June 15th to July 11th and as specified below. An initial 231 samples from core and a further 25 surface (grab) samples have been sent to ALS Chemex in Vancouver for assay at this time.

TANNER Property

Two drill holes totaling 306 meters were drilled roughly 750 meters apart to test the 4.4 km long airborne conductivity anomaly identified in 2001. Three strongly gossanous creeks had been identified in 2000 along the strike of the conductivity anomaly. In both drill holes, geological features consistent with a sedimentary exhalative (SEDEX) style environment were observed. These features include the widespread presence of bedded barite and pyrite mineralization as well as significant intersections of synsedimentary breccias in graphitic shales representative of a relatively quiet, reducing sedimentary basin with the presence of submarine hydrothermal activity. 155 samples of the Tanner core were taken and sent to the lab for assay.

Based on the geological elements observed in the core, the Tanner property was extended by the staking of a further 70 claims to the east to cover a further significant gossan occurrence located approximately 7 km down strike of the Tanner gossans, in a similar surface geological context. Previous work conducted in 1991 on behalf of Kennecott Canada Inc. near the newly staked gossan returned elevated zinc values which ranged up to 10% zinc in shales, up to 4,800 ppm zinc (0.48%) in soil samples and 26,000 ppm (2.6%) in silt samples. The area, like the Tanner target, was never historically drill tested.

JRS Property

Three drill holes totaling 385 meters were drilled from two locations approximately 130 meters apart on the property. Drilling was conducted to test possible sources for strong gossans and high geochemical stream sediment anomalies occurring near the head of a small stream. The target at JRS consisted of Marg style volcanogenic massive sulphide (VMS) mineralization. Geological elements observed in core and consistent with the exploration model include the presence of volcanic rocks (mafic tuffs and possible flows), bedded barite, siliceous exhalative or chert units as well as abundant quartz-sericite-clay-pyrite alteration similar to the quartz-sericite schist footwall of the mineralization at Marg. A total of 73 samples of JRS core were taken and sent to the lab.

RUSTY Property

The drill target at Rusty consisted of a large, unexplained airborne geophysical conductivity anomaly in an area largely previously unmapped. Field mapping established that the anomaly was probably due to a graphitic contact zone related to a large gabbro intrusion in a shale sequence. The anomaly was downgraded and only one of the planned two drill holes was completed. The drill hole confirmed that a graphitic, brecciated and silicified contact is a probable explanation for the geophysical anomaly.. Small amounts of pyrite, chalcopyrite, sphalerite and possible galena were observed near the contact and 3 samples from this zone were sent for assay.

Upcoming Results

A further update will be released when all assay results have been received, compiled and interpreted. At the present time, this exercise is expected to take from 6 to 8 weeks.

The 2002 exploration team on this project consisted of Dr. Shane Ebert (B. Sc, PhD Geology), Regan Chernish (B.Sc. Geology, P.GEOL) and Jean-Pierre Jutras (B.Sc Hons Geology, P.GEOL.). The Qualified Person responsible for the design, implementation and supervision of the program as well as the preparation of this exploration update was Jean-Pierre Jutras, P.Geol.

"James Devonshire"

James Devonshire
President and Director

MANSON CREEK RESOURCES LTD.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606

FILE No.
82-3874

NEWS RELEASE JULY 18, 2002

News Release: **02-04**

Trading Symbol: TSX-MCK
12g3-2(b) File No. 82-3874

For Further Information Contact: **James Devonshire or Jean Pierre Jutras at 1.403.233.0464**

Yukon Program Update

Manson Creek Resources Ltd. ("Manson") is pleased to provide an update on its Yukon exploration project at the completion of the first phase drilling program on its Tanner, JRS and Rusty properties.

A total of 6 drill holes were successfully completed during the period from June 15th to July 11th and as specified below. An initial 231 samples from core and a further 25 surface (grab) samples have been sent to ALS Chemex in Vancouver for assay at this time.

TANNER Property

Two drill holes totaling 306 meters were drilled roughly 750 meters apart to test the 4.4 km long airborne conductivity anomaly identified in 2001. Three strongly gossanous creeks had been identified in 2000 along the strike of the conductivity anomaly. In both drill holes, geological features consistent with a sedimentary exhalative (SEDEX) style environment were observed. These features include the widespread presence of bedded barite and pyrite mineralization as well as significant intersections of synsedimentary breccias in graphitic shales representative of a relatively quiet, reducing sedimentary basin with the presence of submarine hydrothermal activity. 155 samples of the Tanner core were taken and sent to the lab for assay.

Based on the geological elements observed in the core, the Tanner property was extended by the staking of a further 70 claims to the east to cover a further significant gossan occurrence located approximately 7 km down strike of the Tanner gossans, in a similar surface geological context. Previous work conducted in 1991 on behalf of Kennecott Canada Inc. near the newly staked gossan returned elevated zinc values which ranged up to 10% zinc in shales, up to 4,800 ppm zinc (0.48%) in soil samples and 26,000 ppm (2.6%) in silt samples. The area, like the Tanner target, was never historically drill tested.

JRS Property

Three drill holes totaling 385 meters were drilled from two locations approximately 130 meters apart on the property. Drilling was conducted to test possible sources for strong gossans and high geochemical stream sediment anomalies occurring near the head of a small stream. The target at JRS consisted of Marg style volcanogenic massive sulphide (VMS) mineralization. Geological elements observed in core and consistent with the exploration model include the presence of volcanic rocks (mafic tuffs and possible flows), bedded barite, siliceous exhalative or chert units as well as abundant quartz-sericite-clay-pyrite alteration similar to the quartz-sericite schist footwall of the mineralization at Marg. A total of 73 samples of JRS core were taken and sent to the lab.

RUSTY Property

The drill target at Rusty consisted of a large, unexplained airborne geophysical conductivity anomaly in an area largely previously unmapped. Field mapping established that the anomaly was probably due to a graphitic contact zone related to a large gabbro intrusion in a shale sequence. The anomaly was downgraded and only one of the planned two drill holes was completed. The drill hole confirmed that a graphitic, brecciated and silicified contact is a probable explanation for the geophysical anomaly. Small amounts of pyrite, chalcopyrite, sphalerite and possible galena were observed near the contact and 3 samples from this zone were sent for assay.

Upcoming Results

A further update will be released when all assay results have been received, compiled and interpreted. At the present time, this exercise is expected to take from 6 to 8 weeks.

The 2002 exploration team on this project consisted of Dr. Shane Ebert (B. Sc, PhD Geology), Regan Chernish (B.Sc. Geology, P.GEOL) and Jean-Pierre Jutras (B.Sc Hons Geology, P.GEOL.). The Qualified Person responsible for the design, implementation and supervision of the program as well as the preparation of this exploration update was Jean-Pierre Jutras, P.Geol.

"James Devonshire"

James Devonshire
President and Director